Filed by ITC^DeltaCom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ITC^DeltaCom, Inc.

Commission File No. 0-23253

Filed by ITC^DeltaCom, Inc. Pursuant to rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: ITC^DeltaCom, Inc. Commission File No. 0-23253

Kaufman Bros. Seventh Annual

Communications, Media & Technology Conference September 8-9, 2004

Larry Williams

Chairman and CEO

Doug Shumate

Chief Financial Officer

Forward Looking Statements

Statements contained in this presentation regarding ITC^DeltaCom’s expected financial condition, revenues, cash flow, EBITDA and other operating results, cost savings, operational efficiencies and other potential benefits of its combination with BTI Telecom Corp. and its planned combinations with FDN Communications and Network Telephone, business strategy and other planned events and expectations are forward-looking statements that involve risks and uncertainties. Actual future results or events may differ materially from these statements. Readers are referred to the documents filed by ITC^DeltaCom with the Securities and Exchange Commission, including ITC^DeltaCom’s annual report on Form 10-K filed on March 15, 2004 and subsequently filed reports, for a discussion of important risks that could cause actual results to differ from those contained or implied in the forward-looking statements. These risks, some of which are discussed in ITC^DeltaCom’s filings under the heading “Risk Factors,” include dependence on new product development, rapid technological and market change, dependence upon rights of way and other third-party agreements, debt service and other cash requirements, liquidity constraints and risks related to future growth and rapid expansion. Other important risks factors that could cause actual events or results to differ from those contained or implied in the forward-looking statements include, without limitation, ability to integrate acquired companies successfully, customer reductions in services, delays or difficulties in deployment and implementation of colocation arrangements and facilities, appeals of or failures by third parties to comply with rulings of governmental entities, inability to meet installation schedules, general economic and business conditions, failure to maintain underlying service/vendor arrangements, competition, adverse changes in the regulatory or legislative environment, and various other factors beyond ITC^DeltaCom’s control. ITC^DeltaCom expressly disclaims any obligation to update any forward-looking statements.

The following slides include financial measures of performance that are not calculated in accordance with generally accepted accounting principles. In accordance with rules of the Securities and Exchange Commission, the slides include a reconciliation to the most directly comparable GAAP measure.

Business Overview

Business Overview

Focus on High Margin On-Net End User Customers Unique Scalable Network Assets and Service Platform

Success in Integration of BTI Fuels Selective Acquisition Strategy

Strong Market Position in Attractive Markets

Strong Platform for Financial and Cash Flow Improvements

Improving Credit Profile

Quick Facts

NASDAQ ITCD

Revenues $597MM run-rate exiting 2nd Quarter 2004

EBITDA $83MM run-rate exiting 2nd Quarter 2004

Geographic Territory 40 southeastern United States markets

Network 10,900 owned route miles

Switches 29 Voice / 74 Data

Access Lines Approximately 378,000 business lines @ 6/30/04

Bundled Offerings Local, long distance, data, broadband, colocation, hosting

Sponsorship Welsh Carson, SCANA, and Cam Lanier

Employees 2,309 as of 6/30/04

ITCD Network

ITC DELTACOM®

Strong Market Position & Significant Growth Opportunity


Core Market
Voice Switch
Fiber Optic Network
NY
PA
NJ
DE
MD
VA
Greensboro
Raleigh
Greenville
Nashville
Knoxville
TN
AR
Florence
Chattanooga
NC
Fayetteville
Tupelo
Huntsville
Charlotte
Greenville
Columbia
Birmingham
Augusta
Wilmington
MS
Anniston
Atlanta
Dallas
Macon
SC
Charleston
AL
Columbus
TX
LA
Jackson
Montgomery
GA
Hattiesburg
Albany
Mobile
Dothan
Baton Rouge
Tallahassee
Jacksonville
New Orleans
Biloxi
Pensacola
Houston
Ocala
Daytona
Orlando
Tampa
FL
West Palm Beach
Ft. Lauderdale

29 Voice Switches

74 Data Switches

48 Next Generation Soft Switches

258 Colocations

200+ Points of Presence

* All data as of 12/31/03

Infrastructure covers 82% of BellSouth territory

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2nd Quarter 2004 Highlights

Continued growth in integrated communications services as a result of organic growth and acquisition of BTI; up 45.7% over 2nd Qtr 2003 Increased EBITDA to $20.7 million, a $3.3 million improvement from 1st Qtr 2004 (which included $1.5 million of expenses related to the withdrawn debt offering) Achieved approximately $33.5 million of annualized cost savings as a result of BTI merger.

Continued to make progress towards profitability, cutting net loss from $13.3 million in fourth quarter 2003 to $8.7 million in first quarter 2004, and to $5.5 million in second quarter 2004 Generated $10.3 million of cash flow from operations, up $4.6 million over 1st Qtr 2004 Introduced Simplici-T Plus, a dynamic bandwidth T-1 based product offering, in 13 additional markets Maintained capital expenditures below forecasted levels

2004 Performance Review

2004 Performance Review

4Q2003 2Q 2004

Annualized Annualized

Revenues from Continuing Operations

Integrated Communications $473.2 $477.6

Equipment and Other $20.0 $20.3

Wholesale $101.7 $99.4

Total Revenues from Continuing Operations $594.9 $597.3

Revenue from Discontinued Operations $12.7 $-

Total Revenues $607.6 $597.3

Gross Margin $296.9 $305.8

Gross Margin % 48.9% 51.2%

EBITDA $49.5 $82.8

EBITDA % 8.2% 13.9%

Merger-related expenses $8.1 $1.4

Adjusted EBITDA $57.6 $84.2

Adjusted EBITDA % 9.5% 14.1%

Consolidated Revenue Trend 1) $600 $500 $400 $300 $200 $100 $0

1999 2000 2001 2002 2003 2Q04 Annualized $245 $363 $415 $418 $462 $597

Strong revenue growth demonstrated over the last five years

80% of second quarter 2004 annualized revenues derived from integrated communications

1) Represents results for ITCD stand alone business through 2002, and consolidated company thereafter. 2Q04 annualized.

Integrated Communications1) $500 $400 $300 $200 $100 $0

1999 2000 2001 2002 2003 2Q04 Annualized $146 $206 $243 $278 $362 $498

Strong revenue growth demonstrated over the last five years

– Driven by migration to integrated service offerings and facilities-based products

– Continued opportunities for growth in current markets

1) Represents results for ITCD stand alone business through 2002, and consolidated company thereafter. 2Q04 annualized.

Wholesale Revenue Trends 1) $200

$150

$100

$50

$0

1999 2000 2001 2002 2003 2Q04 Annualized $99 $157 $172 $140 $100 $99

Revenue decline stabilization in second half of 2003

All major customer primary disconnects and re-rates complete Revenue stable from 4Q03 to 2Q04

1) Represents results for ITCD stand alone business through 2002, and consolidated company thereafter. 2Q04 annualized.

Wholesale Revenue Trends by Service 1)

($ in millions)

2001 2002 2003 4Q03 Annualized 2Q04 Annualized % of 2Q04 Revenues

Operator Services $5 $6 $9 $9 $10 10%

Data & Other 21 16 9 7 11 11%

Local Interconnection (PRI) 57 40 15 14 14 14%

Broadband 89 78 67 72 64 65%

Total $172 $140 $100 $102 $99 100%

Operator Services showing solid recent growth

Local Interconnection hit hardest, now constitutes only 15% of run-rate wholesale revenues Recent broadband performance benefiting from large customer network groom completion

Overall diversified wholesale revenue trends flat to modest declines

1) Represents results for ITCD stand alone business through 2002, and consolidated company thereafter. 2Q04 annualized.

Strategic Shift to Integrated Communications

2000 2Q 2004 Annualized

14% 43% 43%

Revenue: $364 million

3% 17% 80%

Revenue: $597 million

Integrated Telecom Wholesale Equipment & Other

Integrated Communications revenues driving business

Disciplined Approach to Acquisitions

Industry is ripe for consolidation in the Southeast

Fragmented Competition— regional competitors have insufficient scale Strategic Focus— seek unique network assets that drive costs out of the business; continue to drive operating leverage by loading end users on our network

Pro Forma Deleveraging— pursue transactions that will strengthen capital structure

Identify Cost Savings — identify headcount, line cost and other SG&A expense savings opportunities

Integration Plan— fundamental to any integration plan is holding management accountable; project management approach to executing on plan

Sponsor Controlled Targets — anticipate stock consideration to retain upside potential

Continue to achieve scale through acquisitions

Summary

Largest competitive telecommunications & technology provider in southeastern United States Strong focus on core retail business Improved cash flow position with minimal amortization Enhanced consolidation potential for southeastern United States Untapped addressable market Completed infrastructure Strong support from long-term strategic investors Experienced management team

Recent Announcements

Recent Announcements

Announced signing of two merger agreements on September 8, 2004

– FDN Communications, Inc.

– Network Telephone Corp.

Transactions create:

– Enhanced facilities based platform; mitigate risk associated with UNE-P and EELs

– Expanded geographical footprint; new markets and new growth opportunities

– Strengthened financial profile; enhanced ability to refinance long-term debt

Aggregate Merger Consideration

– Merger consideration: 40.2 million shares of ITC^DeltaCom common stock

– Merger consideration value: $174.3 million (based upon $4.34 share price on September 3, 2004)

– Enterprise value: $150.8 million (merger consideration less $23.5 estimated cash balance at closing, net of assumed debt)

0.74x Revenues

3.77x EBITDA, pro forma for $25 million of cost savings

Expected to close in 90-150 days

FDN Communications

Approximately $140 million in annual revenues $23.5 million in cash; cash flow and net income positive No significant debt 6 major markets in Florida plus Atlanta

180 colocations; virtually every end office serving business customers in 7 markets 182,000 access lines / 95%+ facilities based 55,000 business customers Opportunity to realize significant synergies through merger with ITCD

Network Telephone Corp.

Approximately $65 million in annual revenues Approximately $5.9 million of cash at 6/30/04

27 markets in Louisiana, Mississippi, Alabama, Tennessee, Georgia, North Carolina and Florida

No significant debt 154 colocations 75,000 access lines / 57% facilities based 17,000 business customers Opportunity to realize significant synergies through merger with ITCD

The New ITC^DeltaCom

Approximately $800 million of revenue

Pro forma EBITDA run-rate of $120-$125 million (1), including $25 million of cost savings associated with the mergers Approximately $300 million in long-term debt

45 major markets throughout southeastern U.S.

10,900 miles of owned fiber optic network 48 voice switches; 79 data switches 450+ colocations

635,000 access lines 120,000 business customers

Note (1) – 2Q04 ITCD EBITDA of $83 million, plus $15 million combined EBITDA from Network Telephone and FDN, plus $25 million of cost savings

Proposed Management Team

Officer Title CLEC Experience

Larry F. Williams Chairman of the Board and CEO Over 15 years in telecom industry

Michael Gallagher President—Business Services Over 15 years telecom industry experience

Andrew M. Walker President—Strategic Services Over 35 years of telecom industry experience

Leo Cyr Chief Operating Officer 25+ years of telecom operations and management experience

Douglas A. Shumate Chief Financial Officer Over 13 years of experience as senior financial executive

Ken Meister EVP, Corporate Development Over 12 years of M&A and corporate finance experience

J. Thomas Mullis Legal and Regulatory and General Counsel General Counsel since 1985

Management team has a proven background in integration and cost reduction

Pro forma Credit Profile

December 2004

($ in millions)

Senior Debt $206.9

Total Debt $292.0

LQA EBITDA $82.8

Senior Debt Ratio 2.50

Total Leverage Ratio 3.53

December 2004

- Including Additional BTI Synergies

($ in millions)

Senior Debt $206.9

Total Debt $292.0

Proforma EBITDA $92.8

Senior Debt Ratio 2.23

Total Leverage Ratio 3.15

December 2004

- Including Additional BTI Synergies

- Including NT/FDN EBITDA

($ in millions)

Senior Debt $206.9

Total Debt $293.3

Proforma EBITDA $107.8

Senior Debt Ratio 1.92

Total Leverage Ratio 2.72

December 2005

- Including Additional BTI Synergies

- Including NT/FDN EBITDA

- Including NT/FDN Synergies ($20 million) ($ in millions)

Senior Debt $179.1

Total Debt $260.9

Proforma EBITDA $127.8

Senior Debt Ratio 1.40

Total Leverage Ratio 2.04

Current Situation—Based upon LQA – assuming no organic growth during 2nd half of 2004

Pro forma 1—Leverage ratios improving due to recognition of remaining BTI synergies ($10 million)

Pro forma 2—NT/FDN Merger add $15 million of incremental EBITDA with minimal debt, significantly enhancing credit profile by YE2004

Pro forma 3—Impact of NT/FDN cost savings plus scheduled 2005 debt amortization further enhance the combined company’s credit profile

Additional Information About the Transactions

ITC^DeltaCom will file with the SEC registration statements on Form S-4, which will contain a proxy statement/prospectus of ITC^DeltaCom with respect to each proposed transaction, as well as other relevant documents concerning the proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus will be mailed to stockholders of ITC^DeltaCom prior to their stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statements/prospectus and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions. Information about the directors and executive officers of ITC^DeltaCom and their ownership of common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.

Appendix

Reconciliation of EBITDA / Adjusted EBITDA to Net Loss

4Q 2003 2Q 2004

Net Loss $(13,298) $(5,535)

Depreciation and amortization $20,128 $21,288

Interest income and expense, net $5,557 $4,950

EBITDA $12,387 $20,703

Add back non-adjusted EBITDA items included in Net Loss:

Merger-related expenses $2,017 $353

Adjusted EBITDA $14,404 $21,056

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